HESS CORPORATION

1185 Avenue of the Americas

New York, NY 10036

JOHN P. RIELLY

Senior Vice President

  and Chief Financial Officer

(212) 536-8230

(212) 536-8502 FAX

September 22, 2017

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1090

Re:	Hess Corporation (the Corporation)
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-01204

Dear Mr. Hiller:

This letter is in response to your letter of September 13, 2017.  Set forth below is our response to your comment.

Form 10-K for the Fiscal Year ended December 31, 2016

Financial Statements, page 46

Statement of Consolidated Income, page 51

1.  We note your disclosure indicating that your cost of products sold measure excludes amounts that are reported separately on your statement of consolidated income. Please describe for us any common characteristics of the costs that you report as cost of product sold as opposed to the excluded items and explain your rationale in making a distinction between these categories of cost. Tell us the extent to which the costs that you report separately are attributable to cost of products sold, or are inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8, and explain why you would not include such costs to comply with Rule 5-03.2(a) of Regulation S-X.

Response:

The cost of products sold measure in our statement of consolidated income is predominantly comprised of amounts paid for the purchase of crude oil, natural gas liquids and natural gas from third parties, including volumes of our partners in Hess operated oil and natural gas properties.   The cost of products sold measure also includes transportation costs incurred in marketing these hydrocarbon volumes for sale and changes in under-lift and over-lift positions resulting from differences in timing of volumes produced and volumes sold during a period.  The changes in under-lift and over-lift positions as a percentage of our cost of products sold measure ranged from 0% to 7% during the fiscal years ended December 31 2014, 2015 and 2016.

Other captions on our statement of consolidated income, notably “Operating costs and expenses” and “Depreciation, depletion and amortization,” represent our proportionate share of expenses incurred during the period for our share of production associated with our undivided interests in oil and natural gas properties (“net share”) pursuant to ASC 810-10-45-14.

As we do not reflect “Operating costs and expenses” and “Depreciation, depletion and amortization” as “Cost of products sold (excluding items shown separately below)” for our net share of production during the period, we include the parenthetical

“(excluding items shown separately below)” to our “Cost of products sold” caption to comply with SAB Topic 11:B.  Such presentation allows the users of our financial statements to better distinguish between our proportionate share of expenses incurred in the reporting period associated with our net share of production, and marketing activities that predominantly relate to the purchase and resale of third party volumes.

Supplementary, we advise that our “Costs of products sold” caption on our statement of consolidated income was changed to “Cost of products sold (excluding items shown separately below)” beginning with our Form 10-K for the fiscal year ended December 31, 2005.  We proposed this change in response to comment #2 received in the letter dated December 27, 2005 from Ms. Jill Davis, then Branch Chief at the Securities and Exchange Commission, regarding our Form 10-K for the fiscal year ended December 31, 2004, and our Form 10-Q’s for the fiscal quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

* * * * * * *

We would be happy to provide you with any additional information to assist you with your review.  In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

/s/ John P. Rielly

Senior Vice President and

Chief Financial Officer

cc:John Cannarella

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